

December 11, 2020

John E. Kunz
Chief Financial Officer
U.S. Concrete, Inc.
331 N. Main Street
Euless, Texas 76039

> **Re: U.S. Concrete, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 25, 2020**
> **File No. 001-34530**

Dear Mr. Kunz:

We have reviewed your December 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 2. Properties, page 21

1. We note your response to comment 2 indicates that you present aggregated proven and probable reserves as the degree of assurance between the two classes could not be defined. However, we note that the reserves in your technical report have been separated into individual proven and probable categories. Please advise.

2. We note your response to comment 3. Please provide an annualized tonnage depletion schedule for your British Columbia quarry that reconciles the quantity of reserves in your filing to the quantity of reserves in your technical report and tell us if you have an updated cash flow analysis. In the absence of an updated cash flow analysis, please tell us how you evaluate the economic feasibility of the materials designated as reserves.

You may contact John Coleman at (202) 551-3610 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Manufacturing